 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

MICRONET ENERTEC TECHNOLOGIES, INC.

(Name of Subject Company (Issuer))

BNN TECHNOLOGY PLC

(Names of Filing Persons (Offerors))

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

595117102

(CUSIP Number of Class of Securities)

Darren Mercer, Executive Director

BNN Technology PLC
First Floor Mallory House
Goostrey Way

Knutsford
Chesire WA16 7GY
United Kingdon

+44 (0) 1565 872990

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Richard Anslow, Esq.

Jonathan Deblinger, Esq.

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas

New York, New York 10105

(212) 370-1300

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
N/A*	N/A*

____________________________________

* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒  Third-party tender offer subject to Rule 14d-1.

☐  Issuer tender offer subject to Rule 13e-4.

☐  Going-private transaction subject to Rule 13e-3.

☐  Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐  Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐  Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

  The pre-commencement communication filed under cover of this Schedule TO relates solely to preliminary communications made before the commencement of a tender offer (the “Tender Offer”) by BNN Technology PLC, a United Kingdom entity (“BNN”), for up to an additional approximately 35.2% of the outstanding shares of common stock, par value, $0.001 per share, of Micronet Enertec Technologies, Inc. a Delaware corporation (NASDAQ: MICT), outstanding as of the date hereof.

On July 2, 2018, BNN and MICT issued a joint press release announcing, in part, that BNN intends to commence the Tender Offer.  A copy of the press release is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

The Tender Offer referred to in the press release has not yet commenced. The press release is for informational purposes only and does not constitute an offer to sell or purchase, or the solicitation of tenders with respect to the shares of MICT.  No offer, solicitation, purchase or sale will be made in any jurisdiction in which such an offer, solicitation, purchase or sale would be unlawful.  The Tender Offer will be made solely pursuant to the offering documents.  These documents will contain important information about the Tender Offer and shareholders are strongly encouraged to evaluate carefully all information in the offering documents and to consult their investment and tax advisors before making any decision regarding the tender of their shares.  If the Tender Offer is commenced, a tender offer statement on Schedule TO (the “Tender Offer Statement”) will be filed with the Securities and Exchange Commission (the “SEC”).  The Tender Offer Statement, including the offer to purchase, the letter of transmittal, and other related materials, will also be available to MICT’s shareholders at no charge on the SEC’s website at www.sec.gov.

Item 12. Exhibits.

Exhibit No.	Description/Exhibit
99.1	Joint Press Release of BNN and MICT, dated July 2, 2018.

Exhibit Index

Exhibit	Description

99.1	Joint Press Release, dated July 2, 2018